Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗 鴉 智 能 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

GRANT OF RESTRICTED SHARE UNITS
PURSUANT TO THE 2024 SHARE SCHEME

Pursuant to Rule 17.06A, Rule 17.06B and Rule 17.06C of the Listing Rules, the Board announces that on October 18, 2024, the Company has resolved to grant 160,000 RSUs to six employees of the Group to subscribe for an aggregate of 160,000 Class A Ordinary Shares under the 2024 Share Scheme, subject to respective acceptance by the Grantees. The Grants are subject to the terms and conditions of the 2024 Share Scheme and the award agreements entered into between the Company and each of the Grantees.

Details of the Grants are set out below:

Date of the Grants	:	October 18, 2024 (after trading hours during Hong Kong Time)

Grantees	:	Six employees of the Group, who are eligible participants pursuant to the 2024 Share Scheme

Aggregate number of Class Ordinary Shares underlying the RSUs granted	:	160,000

Purchase price of the RSUs granted	:	Nil

Market price of the Class A Ordinary Shares or ADSs on the date of the Grants	:	HK$13.80 per Class A Ordinary Share, for Class A Ordinary Shares traded on the Stock Exchange on October 18, 2024 (Hong Kong Time).

US$1.54 per ADS, for ADSs traded on the New York Stock Exchange on October 17, 2024 (U.S. Eastern Time), being the trading day on the New York Stock Exchange immediately preceding the date of the Grants.

* For identification purposes only

Vesting period	:	In accordance with the 2024 Share Scheme, the total vesting period (i.e. the period between the date of respective Grant and the last vesting date) for the RSUs is 48 months, where all of the RSUs shall vest after 12 months from the date of respective Grants.

Performance target	:	The vesting of the RSUs to the Grantees is not subject to any performance targets.

Clawback mechanism	:	The Grants (including any amounts or benefits arising from the Grants) shall be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time. The Grants would be subject to tax withholding by the Company in connection with settlement of RSUs pursuant to the terms and conditions of the 2024 Share Scheme.

There was no arrangement for the Company or any of its subsidiaries to provide financial assistance to Grantees to facilitate the purchase of Shares underlying the RSUs in relation to the Grants.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, none of the Grantees is (i) a Director, or a chief executive, or a substantial Shareholder, or an associate of any of them or senior manager of the Company; (ii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) a related entity participant or service provider with options and awards granted and to be granted exceeding 0.1% of the total issued Shares (excluding treasury shares, if any) in any 12-month period up to and including the date of the Grant. The Grants are not subject to approval of the Shareholders.

The purpose of the Grants is to provide additional incentives to the Grantees and to encourage and retain the Grantees to make contributions to the long-term development of the Group.

Number of Shares Available for Future Grants

The Grants will be satisfied through utilizing the Class A Ordinary Shares or equivalent ADSs each representing one Class A Ordinary Share registered in the name of the depositary bank, within the plan limit of the 2024 Share Scheme. As at the date of this announcement and following the Grants, 57,299,259 underlying Class A Ordinary Shares remain available for future grants under the Scheme Limit, and 5,745,925 underlying Class A Ordinary Shares remain available for future grants under the Service Providers Sublimit.

Definitions

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise:

“2024 Share Scheme”	the share scheme our Company adopted on June 20, 2024, as amended from time to time

“ADS(s)”	American Depositary Share(s), each representing one Class A Ordinary Share

“associate”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Class A Ordinary Share(s)”	Class A ordinary share(s) in the share capital of the Company with a par value of US$0.00005 each, conferring a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company’s general meetings

“Class B Ordinary Share(s)”	Class B ordinary share(s) in the share capital of the Company with a par value of US$0.00005 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is currently entitled to ten votes per Share on any resolution tabled at the Company’s general meetings, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	Tuya Inc., an exempted company with limited liability incorporated in the Cayman Islands on August 28, 2014

“Director(s)”	the director(s) of the Company

“Grant(s)”	the grant(s) of RSUs to the Grantees to subscribe for 160,000 Class A Ordinary Shares pursuant to the 2024 Share Scheme

“Grantee(s)”	six employees of the Group

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Reserved Matters”	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Listing Rules and the memorandum and articles of association of the Company, being: (i) any amendment to the memorandum of association or articles of association of the Company, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment, election or removal of any independent non- executive Director, (iv) the appointment or removal of the Company’s auditors, and (v) the voluntary liquidation or winding- up of the Company

“RSU(s)”	restricted share unit(s)

“Scheme Limit”	The maximum number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the awards granted and to be granted under the 2024 Share Scheme, when aggregated with the number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to other awards schemes of the Company, is 57,459,259 Class A Ordinary Shares, representing 10% of the total number of Shares in issue as of June 20, 2024 (being the date of adoption of the 2024 Share Scheme) (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares), unless Shareholders approve a further refreshment or Shareholders’ approval is obtained in compliance with the Listing Rules

“Service Providers Limit”	The maximum number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the awards granted and to be granted to service providers under the 2024 Share Scheme is 5,745,925 Class A Ordinary Shares, representing 1% of the total number of Shares in issue as of June 20, 2024 (being the date of adoption of the 2024 Share Scheme) (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares), unless Shareholders approve a further refreshment or Shareholders’ approval is obtained in compliance with the Listing Rules

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADS(s)

“Shares”	the Class A Ordinary Share(s) and Class B Ordinary Share(s) in the share capital of the Company, as the context so requires

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US$”	U.S. dollars, the lawful currency of the United States of America

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, October 18, 2024

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan and Mr. YANG Yi as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.